OB 8/25/2015

SECUR 15027399 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
AUG 24 2015
WASH., D.C.
20

SEC FILE NUMBER
8-37799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Offutt Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3515 Butler Road
(No. and Street)

Glyndon (City) Maryland (State) 21071-4910 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Bentley Offutt 410-429-4464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth & Ward, P.A.
(Name – *if individual, state last, first, middle name*)

11350 McCormick Rd, E.P. III (Address) Hunt Valley (City) Maryland (State) 21031 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Bentley Offutt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Offutt Securities, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OFFUTT SECURITIES, INC.

OFFUTT SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

Year ended June 30, 2015

CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-10
SUPPLEMENTAL SCHEDULE I	11
SUPPLEMENTAL SCHEDULE II	12
SUPPLEMENTAL SCHEDULE III	13
SUPPLEMENTAL SCHEDULE IV	14
INTERNAL CONTROL REPORT	15-16
SIPC SUPPLEMENTAL REPORT	17
REPORT ON EXEMPTION REPORT	18
EXEMPTION REPORT	19

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Offutt Securities, Inc.

We have audited the accompanying financial statements of Offutt Securities, Inc., which comprise the statement of financial condition as of June 30, 2015 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Offutt Securities, Inc. as of June 30, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Smyth & Ward PA

Hunt Valley, Maryland
August 12, 2015

OFFUTT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS	
Current assets:	
Cash	$ 96
Securities owned, at market value	268,200
Total current assets	268,296
Equipment and vehicle, at cost less accumulated depreciation of $21,879	----
TOTAL ASSETS	$ 268,296
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Overdraft	$ 8,000
Due to stockholder	4,112
Total current liabilities	12,112
Stockholders' equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 430,006 shares outstanding	4,300
Paid in capital	419,629
Retained earnings	(167,745)
Total stockholders' equity	256,184
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 268,296

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF INCOME
For the year ended June 30, 2015

REVENUES:	
Commissions	$ 57,131
Research	35,000
Principal transactions	(191,986)
Interest and dividends	1,688
	(98,167)
Total revenues	
EXPENESE:	
Compensation and benefits	19,945
Floor brokerage and clearing fees	16,260
Communications	3,595
Occupancy and equipment rental	38,713
Other	33,307
Total expenses	111,820
Net income	$(209,987)

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended June 30, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance July 1, 2014	$ 4,300	$ 419,629	$ 84,504	$ 508,433
Distribution to shareholder	----	----	(42,262)	(42,262)
Net income	----	----	(209,987)	(209,987)
Balance June 30, 2015	$ 4,300	$ 419,629	$(167,745)	$ 256,184

The accompanying notes are an integral part of these financial statements

OFFUTT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended June 30, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$(209,987)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Unrealized loss on securities	191,986
Decrease in receivable from broker dealer	3,015
Decrease in accounts payable	(252)
Decrease in payroll taxes payable	(587)
Increase in due to stockholder	3,444
Net cash used in operating activities	(12,381)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Overdraft	8,000
Net cash used in financing activities	8,000
Net decrease in cash and cash equivalents	(4,381)
Cash and cash equivalents at beginning of period	4,477
Cash and cash equivalents at end of period	$ 96
Supplemental cash flow information:	
Cash paid during the year for interest	$ 120

The accompanying notes are an integral part of these financial statements

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Offutt Securities, Inc. is a broker dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is principally engaged in providing securities research to institutions. The Company's profitability is sensitive to a variety of factors including the volatility and general level of market prices and the volume of trading in securities and the Company's research ability to generate opportunities for their clients.

Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers only cash balances in bank and brokerage accounts as cash and cash equivalents for financial reporting purposes. Cash held as deposits in brokerage accounts are listed separately as deposits.

Commissions receivable – The receivable from broker and dealer reflects net commissions due to the Company. Commissions are paid the month after they are earned. The Company does not establish an allowance for doubtful accounts due to the nature of the receivables.

Marketable securities - Marketable securities, which consist of corporate stocks, are valued at market value and the resulting difference between cost and market is included in income.

Property and equipment - Equipment and vehicle are recorded at cost, $21,879, and are fully depreciated. Depreciation expense for the year was $0. Depreciation of office equipment and the vehicle was determined by using the straight line method over the estimated useful life of the assets.

Revenue recognition - Commission revenue and related expenses are recorded on a settlement-date basis. Transactions relating to owned securities are recorded on a settlement date basis.

Accrued absences - The owner of the Company is the only employee and no compensated absences have been accrued.

Income taxes - The Company, with the consent of its stockholders, has elected to be an S corporation for federal and state purposes and files its tax return on a calendar year basis. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal or state income taxes has been provided in these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company is no longer subject to income tax examination for any years earlier than 2012 for federal and state purposes.

Use of accounting estimates – The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – SECURITIES OWNED

Securities owned consist of publicly traded corporate stocks at quoted market values. These securities are available for sale. The total value as of June 30, 2015 was $268,200.

NOTE C – LINE OF CREDIT

The Company has a $5,000 line of credit to cover any overdrafts in its checking account. As of June 30, 2015 the balance on the line of credit is $0. The line of credit is charged interest at seven per cent above the bank's prime rate.

NOTE D – LEASES, RELATED PARTY TRANSACTIONS

The Company conducts its operation from facilities that are leased from its principal stockholder, R. Bentley Offutt, under a month to month lease. The Company paid rent of $36,000 for the year ended June 30, 2015.

The Company leases a vehicle for business use from its principal stockholder, R. Bentley Offutt. The lease is for 36 months, expiring in October 2016. The monthly lease payments are $411.

NOTE D – LEASES, RELATED PARTY TRANSACTIONS – CONTINUED

Future obligations are:

Year Ending June 30,	
2016	$ 4,935
2017	1,645
Total	$ 6,580

NOTE E – FAIR VALUES OF ASSETS AND LIABILITIES

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are unadjusted quoted prices for identical assets and liabilities in an active market that the Company has the ability to access.
- Level 2 inputs are inputs other than the quoted prices in active markets that are observable either directly or indirectly.
- Level 3 inputs are based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain securities owned and available for sale. The Company uses prices obtained from a third party institution to measure the fair value of certain investment securities. The Company validates prices received from the third party institution using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of

NOTE E – FAIR VALUES OF ASSETS AND LIABILITIES – CONTINUED

securities. The Company does not adjust the prices received from the third party institution unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At June 30, 2015, the Company did not adjust prices received from the third party institution. The Company records liabilities at amounts that approximate fair value except as noted below.

The following table presents the Company's fair value hierarchy as of June 30, 2015 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Securities available for sale	$ 268,200	$ -----	$ -----	$ 268,200
Total assets at fair value	$ 268,200	$ -----	$ -----	$ 268,200
Liabilities				
Total liabilities at fair value	$ -----	$ -----	$ -----	$ -----

Cash, receivables from and payables to brokers and dealers, accounts payable and accrued expenses are short term in nature and accordingly are recorded at amounts that approximate fair value.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations.

NOTE F – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISKS - CONTINUED

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company has not experienced any material nonperformance by counter parties in the aforementioned situations.

NOTE G – NET CAPITAL

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule. As of June 30, 2015, the Company's net capital was $183,434 which exceeded the capital requirements of $5,000 by $178,434 and its net capital ratio was .066 to 1.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated events and transactions for subsequent events that would impact the financial statements for the year ending June 30, 2015 through August 12, 2015, the date the financial statements were available to be issued. There are no subsequent events that require recognition or disclosure in the financial statements.

SCHEDULE I

OFFUTT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2015

AGGREGAGE INDEBTEDNESS		
Included in statement of financial condition:		
Overdraft		$ 8,000
Due to stockholder		4,112
Total aggregate indebtedness		$ 12,112
NET CAPITAL		
Total stockholders' equity		$ 256,184
Deductions and/or changes:		
Total non-allowable assets		----
Net capital before haircuts on securities position		256,184
Haircuts on securities:		
Stocks	$40,218	
Undue concentration	32,532	72,750
Net capital		$ 183,434
COMPUTATAION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
Excess net capital		$ 178,434
Excess net capital at 1000%		$ 177,434
Ratio: Aggregate indebtedness to net capital		.066 to 1

SCHEDULE II

OFFUTT SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2015

There are no material differences between the net capital computation set forth in Schedule I and the computation filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS Report) as of June 30, 2015.

SCHEDULE III

OFFUTT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2015

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or performs custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

SCHEDULE IV

OFFUTT SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2015

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to (k)(2)(i).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Internal Accounting Control
Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To The Board of Directors
Offutt Securities, Inc.

In planning and performing our audit of the financial statements of Offutt Securities, Inc., as of and for the year ended June 30, 2015 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. According, we do not express an opinion on the effectiveness of he Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2015 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Wart P.A.

Hunt Valley, Maryland
August 12, 2015

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of
Offutt Securities, Inc.
Post Office Box 559
Cockeysville, Maryland 21030

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by Offutt Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Offutt Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Offutt Securities, Inc.'s management is responsible for the Offutt Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.
Hunt Valley, Maryland
August 12, 2015

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Exemption Report
From June 1, 2015 to June 30, 2015
Required Under SEC Rule 17a-5 (d)(1)(i)(C) for a Broker-Dealer
Claiming an Exemption form SEC Rule 15c3-3

To the Board of Directors of
Offutt Securities, Inc.

In planning and performing our audit of the financial statements of Offutt Securities, Inc. as of and for the year ended June 30, 2015 we did review the practices and procedures of the Company. The Company is required to acknowledge annually at the end of the fiscal year of the Company to the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. that to the best knowledge and belief that the Company was exempt from Rule 15c3-3 pursuant to the provisions in paragraph (k)(2)(i) of Section 240.17a-5.

In accordance with Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have examined the statements made by the Company required under paragraphs (d)(4)(i) through (iii) of Rule 17a-5 in accordance with standards of the Public Company Accounting Oversight Board. Our consideration was to attest to the statement made by the Company.

In our opinion, Offutt Securities, Inc. met the identified exemption provisions in paragraph (k) of Rule 15c-3 for the period July 1, 2014 through June 30, 2015 without exception.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth + Ward P.A.
Hunt Valley, Maryland
August 12, 2015

Offutt Securities, Inc.
Institutional Research
Finra/SIPC
P.O. Box 559
Cockeysville, MD. 21030

Telephone: 410-429-4464
Fax: 410-429-4933

Exemption Report
From July 1, 2014 to June 30, 2015
Exemption from Rule 15c3-3

Offutt Securities, Inc. acknowledges, to our best knowledge and belief, that we were exempt from Rule 15c3-3 from July 1, 2014 to June 30, 2015 pursuant to the provisions in paragraph (k)(2)(i). We have met the identified exemption provision throughout the required period July 1, 2014 through June 30, 2015 without exception.

Bentley Offutt

Bentley Offutt, President
Offutt Securities, Inc.

August 12 2015